Exhibit 99.1

Tantech Holdings Ltd

(the “Company”)

Written Resolutions of the Shareholders of the Company dated July 8, 2016 in accordance with the Memorandum and Articles of Association of the Company

AMENDMENTS TO THE COMPANY’S MEMORANDUM OF ASSOCIATION

IT IS NOTED THAT:

(A)	In accordance with the provisions of Section 12 of the Business Companies Act, 2004 of the British Virgin Islands (the “Act”) and the Company’s Memorandum and Articles of Association (“M&A”), the Company proposes to amend its M&A as more particularly provided for in these resolutions.

(B)	In accordance with Section 13(1) of the Act, where a resolution is passed to amend the memorandum or articles of a company, the company shall file for registration a notice of the amendment made in the approved form.

(C)	In accordance with Section 13(2) of the Act, an amendment to the memorandum or articles has effect from the date that the notice of amendment is registered by the Registrar of Corporate Affairs in the British Virgin Islands.

(D)	The Company now wishes to amend clause 9 of the Memorandum of Association of the Company by replacing it with a new clause 9 as set out in the resolutions below.

(E)	Pursuant to clause 12.1(d) of the Memorandum of Association any amendment to clause 9 of the Memorandum of Association requires a Resolution of Shareholders of the Company.

(F)	The Company has determined to proceed by way of written Resolution of Shareholders which, in accordance with the Memorandum of Association, requires a resolution consented to in writing by a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon.

(G)	The undersigned, being the majority shareholder holding 62.34 percent of the votes of the Shares and being entitled to vote, consents to the resolutions set out herein.

RESOLUTIONS

IT IS HEREBY RESOLVED THAT:

1.	Clause 9 of the Memorandum of Association be deleted in its entirety and replaced with the following:

“9.	The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further classes of Shares upon such terms and in such manner as the Directors may determine in their sole discretion and at any time and from time to time.”

2.	The registered agent of the Company be, and is hereby, authorised and instructed, by copy of these resolutions, to immediately file for registration with the Registrar of Corporate Affairs in the British Virgin Islands a notice of the amendment made in the approved form (as provided for in these resolutions) for the purposes of Section 13(1) of the Act.

3.	In connection with the actions contemplated by the foregoing resolution, any Director or officer of the Company or duly authorised attorney of the Company (an “Attorney”) be, and each hereby is, authorised, in the name and on behalf of the Company, to do such further acts and things as the Director, Attorney or any officer shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions.

4.	Any and all actions of the Company, of the Directors, Attorney(s) or any officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be and hereby are ratified, confirmed, authorised, approved and adopted in all respects as fully as if each such action had been presented to for approval, and approved by the Shareholder prior to such action being taken.

________________________________

Yefang Zhang, authorised signatory for

and on behalf of Tanbsok Group Ltd.

Shareholder

Dated: July 8, 2016